UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking

Surrey, United Kingdom, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Preliminary Second Quarter Results

On July 20, 2026, Nomad Foods Limited (the “Company”) issued a press release announcing preliminary second quarter 2026 results for the three-month period ended June 30, 2026. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Notes Offering

On July 20, 2026, the Company issued a press release announcing the launch of a senior secured notes offering (the “Offering”). A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by the Company on July 20, 2026 announcing its preliminary second quarter 2026 results for the three-month period ended June 30, 2026.

99.2	Press Release issued by the Company on July 20, 2026 announcing the launch of a senior secured notes offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer

Dated: July 20, 2026